Exhibit 99.1

Amira Nature Foods, Ltd (ANFI) Announces Late Filing of Form 20-F

On August 15, 2018, Amira Nature Foods Ltd. (the “Company”), a British Virgin Islands business company announced that as of August 16, 2018, it will not be in compliance the continued listing requirements under the timely filing criteria established in Section 802.01E of the NYSE Listed Company Manual of the New York Stock Exchange (“NYSE”) because its report on Form 20-F for the year ended March 31, 2018 will not be timely filed.

The delay is the result of the Company’s independent auditors, ASA & Associates LLP (“ASA”) requiring additional time to complete the audit of the Company’s financial statements for the period due to delays in receiving confirmations and documents from third parties. The Company intends to file its Form 20-F as soon as practicable after ASA completes its review. The Company remains confident in the veracity of its fully audited historical results and is committed to working with ASA, to complete the filing of its Annual Report on Form 20-F as soon as practicable.

In accordance with NYSE rules, the Company has contacted the NYSE to discuss the status of the late filing and issued the NYSE’s required press release. Under NYSE rules, the Company has six months to comply with the NYSE listing standards. It can regain compliance at any time during this six-month period by filing the Form 20-F. In the interim, the Company’s shares will continue to be listed on the NYSE, subject to compliance with other continued listing requirements.

The NYSE notification has no impact on the Company’s business operations.

About Amira Nature Foods, Ltd.

Founded in 1915, Amira has evolved into a leading global provider of branded packaged specialty rice, including Basmati and other food products, with sales across five continents around the world. The Company primarily sells Basmati rice, which is a premium long-grain rice grown only in the geographically indicated region of the Indian sub-continent, under its flagship Amira brand as well as under other third party-brands. Amira sells its products through a broad distribution network in both the developed and emerging markets. The Company’s global headquarters are in Dubai, United Arab Emirates, and it also has offices in India, Malaysia, Singapore, Germany, the United Kingdom, and the United States. Amira Nature Foods Ltd is listed on the New York Stock Exchange (NYSE) under the ticker symbol “ANFI.”

For more information, please visit www.amira.net.

Forward Looking Statements

This Form 6-K Report contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “except,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “future” or other similar expressions. We have based these forward-looking statements largely on Company’s current expectations and projections about future events and financial trends that the Company believes may affect Company’s financial condition, results of operations, business strategy and financial needs. There is no assurance that the Company’s current expectations and projections are accurate. These forward-looking statements include, but are not limited to that: (i) the Company intends to release its earnings results for the year ended March 31, 2018 and file the associated Form 20-F as soon as practicable; (ii) under NYSE rules, the Company has six months from receipt of the notification to comply with the listing standard; (iii) the Company can regain compliance at any time during this six-month period by filing the Form 20-F; and (iv) the Company’s shares will continue to be listed on the NYSE, subject to compliance with other continued listing requirements are forward-looking statements within the meaning of the Safe Harbor. All forward-looking statements in this press release are based on information available to the Company on the date hereof. These statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results to differ materially from those implied by the forward-looking statements. More detailed information about these risk factors are set forth in the Company’s filings with the Securities and Exchange Commission, including, but not limited to, those risks and uncertainties listed in the section entitled “Risk Factors,” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 31, 2017 and in the Company report on Form 6-K for the nine-month period ended December 31, 2017 filed with the Securities and Exchange Commission on May 11, 2018. The Company operates in a rapidly evolving environment. New risk factors emerge from time to time, and it is impossible for the Company’s management to predict all risk factors, nor can the Company assess the impact of all factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. The Company does not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

Company Contact: Varun Sethi, Chief Financial Officer

Varun.Sethi@theamiragroup.com

Source: Amira Nature Foods, Ltd.